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January 16, 2019

Re:           DouYu International Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam,

On behalf of DouYu International Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range and commence the offering in May 2019. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course. In accordance with the procedures of the Commission, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

The Company respectfully advises the Commission that it has included in this submission its audited combined and consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2017 and its unaudited condensed combined and consolidated financial statements as of September 30, 2017 and 2018 and for the nine months ended September 30, 2017 and 2018. The Company confirms that it is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933. As an emerging growth company, the Company has omitted its financial statements for the year ended December 31, 2015 that the Company reasonably believes will not be required to be included in the registration statement on Form F-1 at the time of its contemplated initial public offering in 2019, in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation Act dated August 17, 2017, and has also omitted the selected financial information for the years before 2016.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com).

Thanks for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:        Mr. Shaojie Chen, Chief Executive Officer

Mr. Wenming Zhang, Co-Chief Executive Officer

Mr. Mingming Su, Chief Strategy Officer

DouYu International Holdings Limited

Mr. Allen C. Wang, Esq., Partner

Latham & Watkins LLP

Mr. Jimmy Chen, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP